Calamos Advisors, LLC
2020 Calamos Court
Naperville, Illinois 60563
Phone: 630-245-7200
www.calamos.com
August 26, 2011
OVERNIGHT DELIVERY AND EDGAR
Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Calamos Convertible and High Income Fund
Registration Statement on Form N-2
File Nos. 333-175076 and 811-21319
Dear Mr. Greene:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Calamos Convertible and High Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on September 2, 2011 or as soon thereafter as practicable.

Sincerely, CALAMOS CONVERTIBLE AND HIGH INCOME FUND
By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Vice President and Secretary